EXHIBIT 21.1

LIST OF SUBSIDIARIES

As of December 31, 2012

Name of Subsidiary	Jurisdiction of Incorporation
SoundBite Communications Securities Corporation	Massachusetts
SoundBite Communications Canada, Inc.	Canada
SoundBite Communications UK, LTD.	United Kingdom
SmartReply Technologies, Inc.	Delaware
Telitas US, Inc.	Delaware
2ergo Americas Inc.	District of Columbia